UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 6, 2022

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Terms and Conditions of Convertible Bonds

As previously disclosed, On September 28, 2022, Signa Sports United N.V., a Dutch public limited liability company (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with SIGNA Holding GmbH, an Austrian limited liability company (the “Subscriber”) to issue EUR 100,000,000.00 aggregate principal amount of convertible bonds (the “Convertible Bonds”) to Subscriber.

A copy of the final terms and conditions of the Convertible Bonds is filed with this Report on Form 6-K as Exhibit 4.1 and is incorporated herein by reference, and the foregoing description of the Convertible Bonds is qualified in its entirety by reference thereto.

The Company offered and sold the Convertible Bonds in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Ordinary Shares issuable upon conversion of the Convertible Bonds, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

NO INCORPORATION BY REFERENCE

The information furnished in this Report on Form 6-K, including Exhibit 4.1, attached hereto, shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as otherwise expressly stated in such filing.

EXHIBITS

Exhibit Number	Description

4.1	Terms and Conditions of Convertible Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: October 6, 2022	by:	/s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

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